Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peerless Systems Corporation
File No. 000-21287
Form 10-K for the Fiscal Year Ended January 31, 2005 and Forms 10-Q for Fiscal
Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
Dear Ms. Collins:
     We hereby respond on behalf of Peerless Systems Corporation (the “Company” or “Peerless”) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated April 25, 2006 (the “Comment Letter”), to the above referenced Annual and Quarterly Reports (the “Reports”). The Company has filed, via EDGAR, this letter (tagged correspondence). For your convenience, we are sending a copy of this letter in the traditional, non-EDGAR format and will forward a courtesy package of these documents to our examiner Thomas Ferraro.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.
Form 10-Q for the quarter ending October 31, 2005
Note 7. Kyocera-Mita MOU, page 11 Note 1. Revenue recognition, page F-6 Comment No. 6

1.	We note your response to our comment number 6 and that you are applying SOP 97-2 and guidance provided by EITF 00-21 and SAB 104. Explain how you are applying the guidance in each of these standards and the factors the Company considered in

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determining this arrangement is within the scope of these standards. Specifically address the paragraphs of the standards you are applying and your analysis of how you determined each unit of account/element, fair value for each unit of account/element and timing for recognizing revenue for each unit of account/element.
As noted in the Company’s prior response to former Comment No. 6, the Company has taken into consideration the provisions of SOP 97-2, EITF 00-21 and SAB 104 to determine the revenue recognition associated with this development and maintenance services arrangement. The arrangement does not currently involve the “licensing, selling, leasing, or otherwise marketing computer software” (as defined in paragraph 2 of SOP 97-2), but does have multiple deliverables (as described in paragraph 4 of EITF 00-21), therefore the Company has looked to the guidance established in EITF 00-21 as the principle accounting literature for determining revenue recognition related to the existing deliverables at the time the MOU was executed. If and when the Company and Kyocera-Mita (KMC) develop a Target Product and KMC licenses the use of the Company’s technology (i.e. software) under a separate arrangement, the Company will account for such licensing arrangement under the provisions of SOP 97-2. The Company has also analyzed the over-all arrangement in the context of SOP 97-2 and determined that even if this arrangement fell under the provisions under SOP 97-2 due to the contingent delivery of software programs (Target Products) potentially developed during the development efforts, the Company’s accounting for this arrangement would not change based on the provisions of accounting for multiple element arrangements in paragraph 8 through 14 of SOP 97-2.
In accordance with paragraphs 7-10 of EITF 00-21, the Company evaluated all of the deliverables in the KMC arrangement to determine whether separate units of accounting existed. The Company applied the guidance in paragraph 9 of EITF 00-21 and determined that there were two units of accounting in this arrangement. As more fully described in the Company’s prior response to Comment No. 6, the two units of accounting at the inception of the arrangement were as follows: i) engineering services hours provided to KMC that can be used for development or maintenance over the three year agreement and ii) maintenance services that may extend one year beyond the original three year agreement. This determination was based on the following: a) each of the two units have value to KMC on a stand alone basis as they are both offered by other competitors/vendors; b) the Company has objective and reliable evidence of the fair value of the undelivered maintenance that may extend one year beyond the term of the arrangement (as more fully described below); and c) the arrangement does not have any right of return and all the fees are non-refundable and non-transferable.
The Company used the guidance of paragraph 16 of EITF 00-21 and determined fair value for the annual maintenance services that may extend one year beyond the term of the arrangement using vendor specific objective evidence (VSOE) to support the fair value assigned to this accounting unit. As previously described in the Company’s response to Comment No. 6, VSOE was established based upon stand alone agreements that provided annual maintenance services on the same technologies to a

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similar customer (as more fully described below). In addition as previously described in the Company’s response to former Comment #6, the Company used the “residual” method described in paragraph 12 of EITF 00-21 to allocate the remaining amount of arrangement consideration to the development and maintenance services that will be provided over the three year term of the agreement.
In accordance with paragraph 1 of SAB 104 , the Company recognized revenues for the service element under this arrangement as the following criteria were met:
•	“Persuasive evidence of an agreement exists” — the binding MOU has been signed by both parties (signed on March 1, 2005).

•	“Services have been rendered” — The Company has provided access to development services for the first four quarters of the arrangement in accordance with the MOU terms.

•	“Sellers price to the buyer is fixed or determinable” — the $24 million fee is stated in the agreement. The $2 million quarterly payments are due when quarterly services are performed and are not subject to refund or adjustment.

•	“Collectibility is reasonably assured” — KMC is a large multinational corporation that the Company has had previous experience with and the Company has a history of receiving timely payments of amounts due.
The Company has deferred the revenues associated with the maintenance services that may extend one year beyond the original three year agreement as the second bullet point in paragraph 1 of SAB 104 (“Delivery has occurred or services have been rendered”) has not been met.
2.	We note from your response that the Company established VSOE of undelivered maintenance services element that may extend one year beyond the original three-year term of the arrangement based on standalone agreements that provided the same annual maintenance services covering any customer products developed using any of the Company’s technology. Explain how you determined fair value for maintenance services to be delivered under this arrangement based on the Company’s other arrangements, considering paragraph 5.2 of the Memorandum of Understanding relating to this arrangement provides for the terms and conditions of maintenance (included in the $24 million development fee) to be separately agreed upon in writing by the parties.
The Company enters into maintenance agreements that provide maintenance for the Company’s technologies that are embedded into customer products, not on the actual completed customer developed products themselves (which include customer developed technologies that are not supported under our maintenance agreements). The number of products developed by the Customer does not significantly impact level of maintenance efforts, but rather the key factor that impacts the value of a maintenance arrangement is the number of company technologies that are being put to use by the customer in their products (i.e., the number of our technologies that we will be supporting).

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In determining the value of the one year future maintenance agreement to be provided to KMC, the Company looked to two separate existing maintenance agreements that had been executed with Konica Minolta (Konica). These maintenance agreements with Konica were executed as maintenance renewal agreements and were thus sold separately. The maintenance renewal agreements with Konica were for the same term and Konica is a customer of similar size to KMC. The first maintenance agreement was for the Company to support for one year our technologies related to printer control languages, drivers, and Adobe PostScript technologies and the second was to provide support for one year for the Company’s networking technologies. The pricing of the two agreements aggregated to $405,000 which represents the fair value of providing maintenance for our full suite of technologies for one year. These are the same technologies that will be utilized in the development of products for KMC. The maintenance agreement with KMC also provides for the Company to support the full suite of our technologies for a one year period with the actual number of our technologies ultimately utilized by KMC to be determined by KMC based on their direction of the engineering development efforts to be provided under the service element of the arrangement. While the Target Products (to be determined by KMC) might not ultimately utilize the full suite of technologies available to KMC, we agreed to provide support for up to the full suite of our technologies and accordingly, deferred revenue for the fair value of this future deliverable. As the Company has established VSOE for providing maintenance for the full suite of our technologies for one year based on the two standalone sales of maintenance services to Konica, we utilized this same VSOE in determining the amount of related revenue to defer with respect to the KMC maintenance obligation.
The binding Memorandum of Understanding anticipated a definitive agreement to be entered into formalizing such items as the eventual KMC developed products that will utilize our technologies and the anticipated delivery schedules. While these terms will provide a framework for identifying which products will ultimately be supported (and conversely will identify which ones will not be supported as we will not support KMC products that do not result from the engineering services element of the arrangement and do not contain our embedded technologies), the formality of putting the final terms and conditions and covered products in writing will not change the substance/value of the future maintenance.
3.	You indicate that $400,000 has been assigned to maintenance services to be recognized over the service period following the original three-year term of the arrangement. Tell us whether this amount is based on providing maintenance services for one product, two products, three products, etc., and how you objectively determine the value to assign to

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maintenance services considering the timing and number of products to be developed under this arrangement is unknown.
As noted above, this amount was based upon providing one year maintenance support for the full suite of the Company’s technologies not the number of customer products. The Company’s maintenance agreements are designed to maintain the Company’s technologies that are embedded in the customer products, not to maintain the customer products themselves. The number of products does not significantly impact level of maintenance efforts, but rather the factors that impacts the value of a maintenance arrangement is number of technologies that are being put to use by the customer. The development effort for KMC allows KMC access to the Company’s entire suite of technologies including languages, drivers, networking and Adobe PostScript technologies and we looked to the separate pricing of stand alone maintenance agreements that provided for maintenance of the same suite of technologies in establishing the fair value of the maintenance element of the arrangement with KMC.
Once you have had time to review the responses to your comments, we would appreciate an opportunity to discuss any additional questions or concerns that you may have. Please call me at (714) 755-8114.
Very truly yours,

/s/ TONY SINE
Tony Sine
LATHAM & WATKINS LLP

Enclosure

cc:	Thomas Ferraro Craig Wilson Howard Nellor Bill Neil Elliot Shirwo